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                    September 12, 2022

       Timothy Rogers
       Chief Financial Officer
       ALTEROLA BIOTECH INC.
       47 Hamilton Square
       Birkenhead Merseyside CH415AR
       United Kingdom

                                                        Re: ALTEROLA BIOTECH
INC.
                                                            Form 10-K for the
Year Ended March 31, 2022
                                                            File No. 333-156091

       Dear Mr. Rogers:

               We issued comments to you on the above captioned filing on August 1, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 26, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at
(202) 551-3691 with
       any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Life Sciences